April 14, 2020

Holden Lewis
Executive Vice President and Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500

       Re: Fastenal Company
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 6, 2020
           File No. 000-16125

Dear Mr. Lewis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services